

September 18, 2018

Mail Stop 4720

Anthony J. Restel
Vice Chairman and Chief Financial Officer
IBERIABANK Corporation
200 West Congress Street
Lafayette, Louisiana 70501

      Re: IBERIABANK Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2017
               Filed February 23, 2018
               File No. 001-37532

Dear Mr. Restel:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Gus Rodriguez

               Gus Rodriguez
               Accounting Branch Chief
               Office of Financial Services